

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 30, 2020

<u>**Via E-Mail**</u>

Mark Treviño, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004

      Re: **Collectors Universe, Inc.**
             Schedule TO-T filed December 17, 2020, by Cards Acquisition Inc.
               and Cards Parent LP
             SEC File No. 005-59779

Dear Mr. Treviño:

      The Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. Our review was limited to the issues identified in our comments below. All defined terms have the same meaning as in the Offer to Purchase included as Exhibit 99(a)(1)(A) to the Schedule TO-T.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

1.   Parent GP controls both Parent and Purchaser. The members of Parent GP are Turner and D1 Master Fund. The Cards Entities are indirectly controlled by Turner, Sundheim and Cohen. Please explain supplementally why Parent GP, D1 Master Fund, Turner, Sundheim and Coehn have not been included as a filers on the Schedule TO, or revise to add each as a filer.

Offer to Purchase

2.   Please revise the first paragraph in section 2 on page 22 to state that you will pay for accepted shares promptly instead of "as promptly as practicable."

We remind you that the bidders are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions